Exhibit 99.4

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class
Holder Account Number

Fold

Form of Proxy — Special Meeting to be held on April 18, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

7.
This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received no later than 5:00 pm on April 17, 2006.

Fold

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.computershare.com/proxy	•	You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com — click "Enroll for e-delivery" under the Shareholder Services menu.
If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to refer to this proxy form and provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
CONTROL NUMBER		HOLDER ACCOUNT NUMBER			ACCESS NUMBER

                   00BTCA

+	+

Appointment of Proxyholder
I/We, being holder(s) of Fairmont Hotels & Resorts Inc. (the "Corporation") hereby appoint: William R. Fatt, the Chief Executive Officer of the Corporation, or failing him, John A. Carnella, the Chief Financial Officer of the Corporation, or instead of either of the foregoing,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Fairmont Hotels & Resorts Inc. to be held at the Imperial Room, The Fairmont Royal York, Toronto, Ontario on April 18, 2006 at 10:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Special Resolution	☐	☐
The Board of Directors recommends a vote FOR the following resolution:
The special resolution approving the arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving the Corporation, its shareholders and 3128012 Nova Scotia Limited, a corporation owned by Affiliates of Kingdom Hotels International and Colony Capital, LLC, in the form attached as Appendix A to the management information circular of the Corporation.
Fold

2. To vote, at the discretion of the proxyholder herein, on any amendment which may properly be put before the Meeting with respect to any matter identified in the notice of the meeting and on any other matter which may properly come before the meeting

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON OTHER THAN THE NOMINEES DESIGNATED ABOVE TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED ABOVE FOR THAT PURPOSE.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER AS SPECIFIED ABOVE. HOWEVER, IF SUCH SPECIFICATION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY SHALL BE DEEMED TO GRANT AUTHORITY TO VOTE FOR ANY SUCH MATTER.

This form of proxy must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized.

Fold

Authorized Signature(s) — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date
Interim Financial Statements
In accordance with securities regulations, shareholders may elect whether to receive financial statements by mail. Mark this box if you would like to receive interim reports by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

☐	A R 6	F H R Q	+

                                00BTDD